Vishay Precision Group 3 Great Valley Parkway, Suite 150 Malvern, PA 19355

January 16, 2020

VIA EDGAR TRANSMISSION

Office of Manufacturing

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Beverly A. Singleton and Claire Erlanger

Re:	Securities and Exchange Commission (“SEC”) Comment Letter dated December 23, 2019 regarding Vishay Precision Group, Inc. (the “Company,” “VPG,” “we,” “us,” or “our”) Form 10-K for the Fiscal Year Ended December 31, 2018 filed March 14, 2019 (the “Form 10-K”)

Dear Ms. Singleton and Ms. Erlanger:

The following is in response to the written comments we received from the staff of the Division of Corporation Finance (the “Staff”) of the SEC, dated December 23, 2019, related to the Form 10-K. We have today electronically filed with the SEC this response to your letter. For your convenience, we have included the text of the Staff’s comments from the SEC comment letter in italics immediately followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 26

1.

In the last paragraph of page 26, we note your narrative discussion of the non-GAAP measures of adjusted gross profit, adjusted gross profit margin, adjusted net earnings and adjusted net earnings per diluted share. Please expand your discussion on why management believes each of these non-GAAP measures is useful to investors, including adjusted operating income and adjusted operating margin. In this regard, you should explain what management considers to be “intrinsic operating results” and why excluding certain costs and adjustments to GAAP financial results is meaningful to an understanding of your business and also how an investor should understand these measures. Also where you present adjusted net earnings per diluted share, you should begin the reconciliation with the amount of GAAP net earnings per share. Please revise accordingly.

Office of Manufacturing

Division of Corporate Finance

U.S. Securities & Exchange Commission

January 16, 2020

Response: The Company’s management (“Management”) believes each of the above-referenced non-GAAP measures, including adjusted operating income and adjusted operating margin, is useful to investors because each presents what Management views as the core operating performance of the Company for the relevant period. The adjustments to the applicable GAAP measures relate to occurrences or events that are outside of the core operations of the Company’s business, and Management believes that the use of these non-GAAP measures provides a consistent basis to evaluate the Company’s operating profitability and performance trends across comparable periods. For example:

•

adjusted gross profit and adjusted gross profit margin are calculated by adjusting the Company’s GAAP gross profit margin for purchase accounting for acquisitions, which Management believes provide a more comparable basis to analyze operating results and earnings and are measures commonly used by stockholders to measure the Company’s performance;

•

adjusted operating income and adjusted operating margin are calculated by adjusting the Company’s GAAP operating income for purchase accounting for acquisitions, impairment of goodwill and intangibles and restructuring costs, which Management believes provide a more comparable basis to analyze operating results and earnings and are measures commonly used by stockholders to measure the Company’s performance;

•

adjusted net earnings and adjusted net earnings per diluted share are calculated by applying the reconciling items mentioned in the two bullet points above to the GAAP measures shown in the Company’s financial statements; and

•

free cash flow is calculated by including cash flows from operating activities as presented in the statement of cash flows in accordance with GAAP, less capital expenditures and proceeds from sale of property and equipment. The use of this measure helps assess the Company’s ability, over the long term, to create value for its stockholders as free cash flow represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.

In addition, the Company has historically provided these or similar non-GAAP measures and understands that some investors and financial analysts find this information helpful in analyzing the Company’s performance and in comparing the Company’s financial performance to that of its peer companies and competitors. Management believes that the Company’s non-GAAP measures are regarded as supplemental to its GAAP financial results.

Office of Manufacturing

Division of Corporate Finance

U.S. Securities & Exchange Commission

January 16, 2020

In future filings, the Company will expand its discussion of why Management believes each of the non-GAAP measures is useful to investors as discussed above and will no longer use the term “intrinsic operating results” in such future filings. We will also update the presentation in future filings of adjusted net earnings per diluted share to begin the reconciliation with the amount of GAAP net earnings per share.

Financial Condition, Liquidity, and Capital Resources, page 42

2.

Refer to your use of “free cash” and “net cash (debt)” on page 44. As free cash, or free cash flow, is typically calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures, and your description includes an additional adjustment, please revise your computation accordingly or revise the title of this measure to be “adjusted free cash flow”. Refer to Question 102.07 of the C&DIs on Non-GAAP Financial Measures, updated April 4, 2018. Also, please revise to ensure that your disclosure does not imply that free cash represents residual cash flow available for discretionary expenditures. Further, to provide a more fulsome disclosure regarding your liquidity section, please revise to provide a discussion of the changes in cash flows provided by investing and financing activities for each year as presented in the statements of cash flows.

Response: Management’s calculation of free cash (as used in the Form 10-K) includes cash flows from operating activities as presented in the statement of cash flows in accordance with GAAP, less capital expenditures and proceeds from sale of property and equipment. The Company will update the title of this measure in future filings to be “adjusted free cash flow” and revise the disclosure in future filings so as to not imply that free cash represents residual cash flow available for discretionary expenditures. Further, in future filings, the Company will provide a discussion of the changes in cash flows provided by investing and financing activities for each year as presented in the statements of cash flows.

Financial Statements

Note 2. Revenues, page F-13

3.

Please consider expanding your discussion to disclose if revenue from the majority of your contracts is recognized at a point in time, or if for certain contracts, revenue is recognized over time, upon satisfaction of the performance obligation. We note disclosure on page F-9 that revenue is recognized when obligations under the terms of a contract with your customer are satisfied, which generally occurs with the transfer of control of your products. In this regard, discuss how and when transfer of control of your precision products and solutions (including those “designed-in” by your customers) occur. Refer to ASC 606-10-25-24 and 606-10-50-12(a). Also please tell us the nature of the types of post-shipment obligations that you have on contracts, whether these are considered separate performance obligations, and how you recognize the revenue in accordance with ASC 606-10-32-29. Further, disclose the significant payments terms of your contracts, including if there is a significant financing component, or any variable consideration. Refer to ASC 606-10-50-12(b).

Office of Manufacturing

Division of Corporate Finance

U.S. Securities & Exchange Commission

January 16, 2020

Response: The Company derives substantially all of its revenue from product sales. The Company recognizes the vast majority of its sales at a point-in-time. It utilizes the core principle of recognizing revenue when the Company satisfies performance obligations as evidenced by the transfer of control of its products to the customer.

Such revenues are derived from purchase orders and/or contracts with customers. Each contract has the promise to transfer the control of the products, each of which is individually distinct and is considered the identified performance obligation. As part of the decision to enter into each contract, the Company evaluates the customer’s credit risk, but its contracts do not have any significant financing components, as payment is generally due net 30 to 60 days after delivery. In accordance with contract terms, revenue from the Company’s product sales is recognized at the time of product shipment from its facilities or delivery to the customer location, as determined by the agreed upon shipping terms.

Under the terms of some of its contracts, the Company may be required to perform certain installation services. These installation services are performed at the time of product delivery or at some point thereafter. The installation services do not significantly modify the product provided, and although the Company may be required contractually to provide these services, the installation services could be performed by a third party or the customer. Thus, these installation services are a distinct performance obligation. In most of the applicable contracts, this installation service element is immaterial in the context of the agreement. When the installation services are accounted for as a separate performance obligation, the Company allocates the transaction price to this element based on its relative standalone selling price.

In future filings, the Company will expand its disclosure of its revenue recognition policies in the notes to the consolidated financial statements under ASC 606 to include the information disclosed in this response letter.

The Company appreciates your assistance in the Company’s compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company’s filings. Should you have any questions or comments regarding the Company’s responses, please contact me by phone at (484) 321-5300.

Sincerely,

/s/ William M. Clancy
William M. Clancy Executive Vice President and Chief Financial Officer